UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SEALED AIR CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-12139	65-0654331
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2415 Cascade Pointe Boulevard		28208
Charlotte, North Carolina		(Zip Code)
(Address of Principal Executive Offices)

Stefanie M. Holland
Vice President, General Counsel & Secretary
980-221-3235
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”), Sealed Air Corporation (“Sealed Air” or the “Company”) is filing this Form SD to disclose information relating to the Company’s use and sourcing of columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“3TG” or “Conflict Minerals”).

The Company has determined that during the reporting period January 1, 2024 to December 31, 2024, certain of the products the Company manufactured or contracted to manufacture contained 3TG that was necessary to the functionality or production of those products. Sealed Air conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country (together, a “Covered Country”) and whether any of the 3TG originated from recycled or scrap sources. Based on this RCOI, Sealed Air determined that certain of the 3TG likely originated in the Covered Countries and did not originate from recycled or scrap sources. Accordingly, Sealed Air exercised due diligence on the source and chain of custody of such 3TG and has filed a Conflict Minerals Report for calendar year 2024 (the “2024 Conflict Minerals Report”). The Company’s 2024 Conflict Minerals Report is attached hereto as Exhibit 1.01 and is publicly available at ir.sealedair.com/reports-filings/sec-filings.

Item 1.02    Exhibit

The Company’s 2024 Conflict Minerals Report, as required by Item 1.02, is attached as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1 to December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEALED AIR CORPORATION

By: /s/ Stefanie M. Holland

Stefanie M. Holland

Vice President, General Counsel & Secretary

Dated: May 30, 2025